SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

Oplink Communications, Inc.

(Name of Subject Company)

Oplink Communications, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68375Q403

(CUSIP Number of Class of Securities)

Stephen M. Welles

Senior Vice President and General Counsel

46335 Landing Parkway

Fremont, CA 94538

(510) 933-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Scott A. Anthony, Esq.

Jack S. Bodner, Esq.

Covington & Burling LLP

333 Twin Dolphin Drive

Suite 700

Redwood Shores, CA 94065-1418

(650) 632-4700

☒              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Oplink Communications, Inc. (the “Company”) by Koch Industries, Inc. (“Parent”) pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated November 18, 2014, by and among the Company, Parent and Koch Optics, Inc. (“Purchaser”), a wholly owned indirect subsidiary of Parent: (i) an email to the Company’s employees from the Company’s chief executive officer and (ii) a press release issued jointly by the Company and Parent on November 19, 2014.  These items were first used or made available on November 19, 2014.

Important Additional Information

The tender offer for the outstanding common stock of the Company has not yet commenced. This filing is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Purchaser intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Item 1.                   Email to employees from the Company’s chief executive officer

Dear colleagues,

I have some exciting news to share about the future of Oplink.  This morning, we announced that we have reached an agreement to be acquired by Koch Industries, Inc., one of the largest private companies in America with annual revenues of about $115 billion.  This agreement with Koch is a direct result of your hard work and dedication and is a testament to the value we have created since our founding almost 20 years ago.

Following the closing of the transaction, Oplink will maintain its name, brand and California headquarters but will become a private subsidiary of Koch Industries.  Oplink will be managed by Molex, another Koch Industries subsidiary and a leading supplier of interconnect solutions for datacom, telecom and other markets.  The acquisition of Oplink will significantly expand Molex’s fiber optic capabilities for technology development and new product innovation, and at the same time we will benefit from Molex’s strong brand and global reach.  By combining our strengths and capabilities, both companies will be better positioned to accelerate development of complete integrated optical solutions for our customers.

The transaction is currently expected to be completed towards the end of 2014 or in early 2015.  Until the transaction closes, Oplink and Molex will work together on plans for the new combined company, but will continue to operate independently.

I am sure many of you are wondering what this means for you and the future of Oplink going forward.  Through this process, Oplink’s management team has come to know the Koch Industries and Molex teams well, and we are fully confident that they are the right partner for Oplink.  Koch Industries owns a diverse group of subsidiaries and has a strong track record of helping its companies grow and succeed.  Koch Industries and Molex have the highest praise for our employees and our business, and they are eager to help support Oplink in the next phase of our growth.

Members of the Molex team will be here in Fremont later today to join me in hosting an all-hands meeting to discuss the announcement.  Details of the meeting will follow in another email.

It is important to remember that while today’s news is another step in the process, it is not the final step.  We will continue to update you and provide additional details as we move toward closing this transaction.  Until then, it is business as usual here, and we remain as committed as ever to delivering unparalleled optical manufacturing solutions to our customers — solutions that are cutting edge, integrated, cost-effective and rapidly deployable.

This is a pivotal moment in Oplink’s history and each of you should be extremely proud of the company we have built.

Thank you again for your commitment and dedication to Oplink.

Sincerely,

Joe

http://finance.yahoo.com/news/oplink-acquired-koch-industries-24-130000530.html

Item 2.                   Press release issued jointly by Company and Parent on November 19, 2014

NEWS RELEASE

November 19, 2014

OPLINK TO BE ACQUIRED BY KOCH INDUSTRIES

FOR $24.25 PER SHARE IN CASH

Oplink to be managed by Molex

Transaction to significantly expand Molex’s fiber optic capabilities

FREMONT, Calif. and WICHITA, Kan. — November 19, 2014  — Oplink Communications, Inc. (OPLK) and Koch Industries, Inc., today announced that they have reached a definitive agreement for Koch Optics, Inc., a wholly owned Koch Industries subsidiary, to acquire Oplink, a leader in optical components and systems, in an all-cash transaction for approximately $445 million.  Under the terms of the agreement, which has been approved by each company’s Board of Directors, Koch Optics will commence a tender offer and subsequent merger for all of the outstanding shares of Oplink common stock for $24.25 per share.

The purchase price represents a 26% premium to the average closing price for the 30 days prior to the announcement and a 14% premium to the closing price on November 18, 2014.  The closing of the tender offer is subject to customary conditions, including United States antitrust clearance. The transaction is not conditioned on financing.

Oplink will be managed by Molex, a global electronics components company and Koch Industries subsidiary.  The transaction represents an expansion of Koch’s technology platform operated under Molex.

“Oplink will significantly expand Molex’s fiber optic capabilities for technology development and new product innovation,” said Tim Ruff, Molex’s senior vice president, business development and corporate strategy. “This is a great example of how we are growing our capabilities in our target markets by combining Molex’s global presence and technological leadership with key industry leaders to provide customers with innovative solutions.”

Joe Liu, CEO of Oplink, commented, “This compelling transaction provides our shareholders with immediate and substantial cash value for their investment.  We are excited to join forces with Molex and its strong brand, global reach and leading technologies to expand our offerings and better serve our customers.  Our Board is confident that this combination is in the best interests of our shareholders and will create a stronger and more comprehensive offering for the fast growing wireless, datacom, metro and long-haul telecom markets.”

“Oplink’s team brings a broad range of talent and capabilities that are complementary to Molex. Our combined organizations will enable us to create more value for our customers and will accelerate our development of complete integrated optical solutions,” said Doug Busch, vice president and general manager of Molex’s Global Fiber Optic business.

Cowen and Company, LLC acted as exclusive financial advisor to Oplink, and Covington and Burling LLP acted as the company’s legal counsel.   Goldman, Sachs & Co. acted as Koch’s financial advisor, and Latham & Watkins LLP acted as its legal counsel.

About Oplink Communications, Inc.

Oplink, headquartered in Fremont, California, is a leading provider of optical communication components, intelligent modules and subsystems. The company offers advanced solutions in DWDM and CWDM bandwidth creation, optical amplification, switching & routing, wavelength conditioning, monitoring & protection, connectivity and system-level integration, as well as a broad portfolio of optical transceivers for metro WDM, aggregation and access applications. Oplink supplies to global leading and emerging telecommunications, data communications and cable TV equipment makers. Oplink owns multiple research and manufacturing facilities in Asia. To learn more about Oplink, visit its web site at www.oplink.com.

About Koch Industries, Inc.

Based in Wichita, Kansas, Koch Industries (www.kochind.com) is one of the largest private companies in America with annual revenues of about $115 billion, according to Forbes. It owns a diverse group of companies involved in refining, chemicals, grain processing and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control equipment and technologies; electronic components; commodity trading; minerals; energy; ranching; glass; and investments. Since 2003, Koch companies have invested approximately $65 billion in acquisitions and other capital expenditures. With a presence in about 60 countries, Koch companies employ more than 100,000 people worldwide, with about 60,000 of those in the United States. From January 2009 to present, Koch companies have earned more than 930 awards for safety, environmental excellence, community stewardship, innovation, and customer service.

About Molex Incorporated

Headquartered in Lisle, Illinois, Molex (www.molex.com) delivers complete interconnect solutions for markets that include data communications, telecommunications, consumer electronics, industrial, automotive, commercial vehicle, aerospace and defense, medical, and lighting. Established in 1938, the company operates 45 manufacturing locations in 17 countries.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Oplink Communications, Inc. common stock described in this press release has not commenced. At the time the tender offer is commenced, Koch Optics, Inc., an indirect, wholly owned subsidiary of Koch Industries, Inc., will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission and Oplink will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Oplink security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

FORWARD-LOOKING STATEMENTS: Any statements made regarding the proposed transaction between Koch Industries, Inc. and Oplink Communications, Inc., the expected timetable for completing the transaction, the successful integration of the business, the benefits of the transaction, earnings and any other statements contained in this news release that are not purely historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations.  These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words.  Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction.  For a more complete discussion of certain of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see the discussion of risks and uncertainties in Oplink’s annual report on Form 10-K for the fiscal year ended June 29, 2014 and other SEC filings.  The forward-looking statements contained in this news release are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise.

Contact:

Oplink Media Contacts:

Steven Goldberg / Megan Bouchier / Reze Wong

Sard Verbinnen & Co

415-618-8750

Koch Media Contact:

Melissa Cohlmia

Managing Director, Corporate Communications

Koch Companies Public Sector, LLC

316-828-3756 or melissa.cohlmia@kochps.com